Exhibit 99.1

INTERPOOL, INC. COMPLETES OFFERING OF $411.9 MILLION OF AAA-RATED ASSET-BACKED NOTES

PRINCETON, NJ, February 11, 2003 -- Interpool, Inc. (NYSE: IPX) announced today that it has successfully completed the final phase of an asset-backed financing facility by placing asset-backed notes in the rule 144A private placement market. The first phase was completed in March 2002 and the second phase in September 2002. The facility is guaranteed by MBIA, Inc. and therefore, rated AAA by Standard & Poors and Aaa by Moody’s Investor Services. Wachovia Securities acted as placement agent for this transaction.

Martin Tuchman, Chairman and Chief Executive Officer of Interpool, commented: “This placement of debt securities demonstrates our ability to enter new capital markets and to continue to successfully fund the growth of our business at very favorable rates. This is our first AAA rated transaction and we are pleased with the results. “

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 240 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.